January 23, 2005


Robert A. Whitman
President, Chief Executive Officer and
Chairman of the Board
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

Re:  	Franklin Covey Co.
 Revised Preliminary Proxy Statement on Schedule 14A
Filed on January 19, 2005
	File No. 001-11107

Dear Mr. Whitman:


      We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the fairness opinion and analysis appears to be concerned exclusively with the fairness of the recapitalization to the holders of your common stock. But the preferred is publicly registered and trading equity. Please revise to explain why the transaction is fair to its holders or supplementally advise why you believe that is not necessary.

As appropriate, please amend the proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.


Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Direct any questions to Hanna Teshome at (202) 942-2975, or in her absence, to me at (202) 942-1850.

								Sincerely,



								Max A. Webb
								Assistant Director


cc: via facsimile
Nolan S. Taylor
Dorsey & Whitney LLP
(801) 933-7373


??

??

??

??

Robert A. Whitman
Franklin Covey Co.
Page 2 of 2

22202/22/2005